Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 25, 2024

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (the “Registrant” or “Trust”) (File Nos. 033-79858 and 811-08544) on behalf of the FPA New Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Daniel Greenspan of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 19, 2024, regarding Post-Effective Amendment No. 116 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on February 29, 2024, relating to the FPA New Income Fund (the “Fund”), a series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

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Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)		Institutional Class			Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		None			None
Maximum Deferred Sales Charge (Load) (as a percentage of original sales price or redemption proceeds, as applicable)		None			None
Exchange Fee		None			None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.50%			0.50%
Distribution (Rule 12b-1) fees		None			None
Other Expenses		0.09%			0.29% (2)
Shareholder Service fee	0.05%		0.25	%(2)
All other expenses	0.04%		0.04%
Total Annual Fund Operating Expenses		0.59%			0.79%
Expense Reimbursement (1)		(0.14)%			(0.24)%
Total Annual Fund Operating Expenses after Expense Reimbursement		0.45%			0.55%

[1]	The Fund’s investment adviser has contractually agreed to reimburse the Fund for Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) in excess of 0.45% of the average daily net assets of the Institutional Class shares of the Fund through July 27, 2024, and in excess of 0.454% of the average daily net assets of the Institutional Class shares of the Fund from July 28, 2024, through April 30, 2025, and in excess of 0.55% of the average daily net assets of the Investor Class shares of the Fund from inception through July 27, 2024, and in excess of 0.554% of the average daily net assets of the Investor Class shares of the Fund from July 28, 2024, through April 30, 2025. This agreement may only be terminated earlier by the Fund’s Board of Trustees (the “Board”) or upon termination of the Advisory Agreement.

[2]	Estimated for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects the Fund’s contractual expense reimbursement only for the term of the expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Institutional Class	$46	$175	$315	$725
Investor Class	$56	$228	$415	$956

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2.	Footnote 1 to the fees and expenses table discusses the Adviser’s contractual agreement to reimburse Fund expenses. Can the Adviser recoup those amounts? If so, please add additional disclosure regarding the Adviser’s ability to recoup those previous reimbursements.

Response: The Registrant confirms that the Adviser cannot seek recoupment of any previous reimbursements to the Fund; therefore, no additional disclosure has been added.

3.	Footnote 2 to the fees and expenses table states that “Other Expenses” for the Investor Class shares are estimated for the current fiscal year. Generally, Other Expenses would be based on the Other Expenses of the existing class of shares. In your written response, please explain why the Other Expenses for the Investor Class shares are estimated.

Response: The Registrant confirms that “Other Expenses” for Investor Class shares are estimated because there are certain class-specific expenses included in that line item. Since Investor Class shares are new and have not yet commenced operations, the Other Expenses number is estimated based on certain assumptions of what those class-specific expenses will be.

Performance

4.	Please add disclosure to Footnote 2 to the Average Annual Total Returns table that Investor Class shares have higher expenses than Institutional Class shares and that since Investor Class shares are more expensive, the returns for Investor Class shares will be lower than the returns shown for Institutional Class shares.

Response: The Registrant has added the following disclosure to Footnote 2:

Since Investor Class shares have higher expenses and are therefore more expensive than Institutional Class shares, the returns for Investor Class shares will be lower than the returns shown for Institutional Class shares.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/Diane J. Drake
Diane J. Drake
Secretary

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